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                                                                    EXHIBIT 99.1

                         HOLLINGER INC. ANNOUNCES EXPIRY
             OF CHANGE OF CONTROL OFFER FOR ITS SENIOR SECURED NOTES

         Toronto, Canada, April 16, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that its offer (the "Change of Control Offer") commenced by notice dated February 17, 2004 to purchase for cash any and all of its outstanding 11.875% Senior Secured Notes due 2011 (the "Notes") for US$1,010 per US$1,000 principal amount of Notes, plus accrued and unpaid interest, expired at 5:00 p.m. (Eastern Standard Time) on April 13, 2004. No Notes were tendered to and purchased by Hollinger in connection with the Change of Control Offer.

         The Change of Control Offer was made in accordance with the requirements of the indenture pursuant to which the Notes were issued with respect to a change of control which could have occurred as a result of the transactions contemplated by the Tender and Shareholder Support and Acquisition Agreement (the "Support Agreement") dated as of January 18, 2004 among Press Holdings International Limited, The Ravelston Corporation Limited and Conrad
(Lord) Black. The Support Agreement was terminated by mutual agreement on March 1, 2004.

         Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                           For more information, please contact:
Jim Badenhausen                          Fred A. Creasey
646-805-2006                             416-363-8721

                              www.hollingerinc.com